DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

File No. 82-5201

SUPPL

November 13, 2007

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Announcement of details for Q3 2007 presentation and live web cast to take place on Friday November 16th 2007

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco/mek

Ines Velasco
Legal Assistant

Enclosure
By Hand Delivery

11/19

Gamesa

MARKET COMMUNICATION

Q3 2007 UNAUDITED RESULTS PRESENTATION

CONFERENCE CALL

Friday, November 16th, 2007 (3.30 pm - Madrid time)

Gamesa Corporación Tecnológica S.A. communicates that its Q3 2007 Unaudited Results Analyst Presentation will take place next Friday, November 16th, at 3.30 pm (Madrid time).

The event could be followed via conference call live, and the document will be available at the company's web site (www.gamesa.es) before the presentation.

Additionally, a simultaneous translation service (Spanish/English) will be at the participants' disposal.

The connection details will be disclosed during the previous days.

Please, process any doubt about the event through the Investors Relation Team.

Contact Details:

Maite Bermejo + 34 94 431 76 11 mbermejo@gamesacorp.com

Beatriz García + 34 94 431 76 11 bgovejero@gamesacorp.com

END